Exhibit 21.2

Puget Sound Energy, Inc.

SUBSIDIARIES

1.	Hydro Energy Development Corporation (HEDC)
10885 N.E. Fourth Street, Suite 1200
Bellevue, Washington 98004-5515

2.	Puget Western, Inc.
19515 North Creek Parkway
Suite 310
Bothell, Washington 98011

3.	WNG CAP I, Inc.
10885 N.E. Fourth Street, Suite 1200
Bellevue, Washington 98004-5515

4.	PSE Funding, Inc.
10885 N.E. Fourth Street, Suite 1200
Bellevue, Washington 98004-5515